UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits.

As previously reported,  on December 15, 2025, VCI Global Limited (the “Company”) entered into a Share Sale Agreement (the “Share Sale Agreement”) as vendor with a company incorporated in British Virgin Islands (the “Purchaser”), pursuant to which the Company agreed to sell all of the issued and outstanding equity interests of V Capital Consulting Group Limited, a British Virgin Islands company (the “VCCG”), to the Purchaser. Under the Share Sale Agreement, the Company agreed to sell an aggregate of 21,000,000 Class A shares and 3,000,000 Class B shares, representing 100% of the issued and outstanding share capital of VCCG, free and clear of all encumbrances. The aggregate purchase consideration for the transaction is US$33,975,000, payable in cash and/or through the issuance or transfer of common stock listed on a major stock exchange, to be paid within three years from the date of the Share Sale Agreement, subject to the terms and conditions set forth therein.

As disclosed in the Company’s press release on February 3, 2026, the Company’s former subsidiary, Credilab Sdn Bhd (“Credilab”) entered into two share sale agreements with two purchasers through a management buyout at an enterprise valuation of approximately US$43.74 million. Forms of the share sale agreements are attached hereto as Exhibit 99.1 and Exhibit 99.2 hereto and are incorporated herein by reference

In connection with the aforementioned dispositions of VCCG and Credilab, the Company is filing unaudited pro forma condensed financial information to illustrate the estimated effects of these transactions on the Company’s historical financial position and results of operations.

The unaudited pro forma condensed financial information of the Company as of December 31, 2024, after disposition of Credilab band VCCG, is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The unaudited pro forma condensed financial information of the Company as of June 30, 2025, after disposition of Credilab band VCCG, is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s Form 20-F (001-41678) filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2025 (the “Form 20-F”) and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing factors are not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Description
99.1	Form of Share Sale Agreement Between Credilab Technology Sdn Bhd and Quanstar Capital Partners LLC
99.2	Form of Share Sale Agreement Between Credilab Technology Sdn Bhd and VHKL Private Capital Limited
99.3	Unaudited Pro Forma Condensed Financial Information as of December 31, 2024
99.4	Unaudited Pro Forma Condensed Financial Information as of June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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